UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 29, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 29, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: April 28, 2016
16-13-TR

Teck Reports Voting Results from
Annual General Meeting

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held Wednesday April 27, 2016 in Vancouver, British Columbia.

A total of 7,906,959 Class A common shares and 392,780,107 Class B subordinate voting shares were voted at the meeting, representing 78.8% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

	For (Votes Not Shares)	Withheld	% of Votes Cast For (rounded)
M.M. Ashar	1,131,976,101	15,420,022	98.66
Q. Chong	1,144,035,070	3,356,485	99.71
J.L. Cockwell	1,144,039,526	3,355,901	99.71
L.L. Dottori-Attanasio	1,143,700,263	3,692,746	99.68
E.C. Dowling	1,133,147,080	14,250,730	98.76
E. Fukuda	1,143,917,143	3,476,104	99.70
N.B. Keevil	1,141,968,079	5,424,886	99.53
N.B. Keevil III	1,143,420,263	3,973,392	99.65
T. Kubota	1,143,826,157	3,568,206	99.69
D.R. Lindsay	1,143,992,131	3,403,615	99.70
T.L. McVicar	1,144,536,544	2,860,602	99.75
K.W. Pickering	1,144,577,765	2,817,951	99.75
W.S.R. Seyffert	1,129,085,061	18,310,464	98.40
T.R. Snider	1,132,794,946	14,602,056	98.73

Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com